

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 26, 2013

<u>Via E-mail</u>
Robert D. Shallish, Jr.
Executive Vice President-Finance and Chief Financial Officer
CONMED Corporation
525 French Road
Utica, NY 13502

> **Re:** **CONMED Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2012**
> **Filed February 25, 2013**
> **Form 10-Q for the Quarterly Period Ended March 31, 2013**
> **Filed April 29, 2013**
> **Form 8-K dated April 25, 2013**
> **Filed April 26, 2013**
> **File No. 000-16093**

Dear Mr. Shallish:

We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for the Fiscal Year Ended December 31, 2012</u>

<u>Item 8. Financial Statements</u>

<u>Consolidated Statements of Cash Flows, page 55</u>

1.   We see that you have presented the payments made related to the distribution agreement with Musculoskeletal Transplant Foundation ("MTF") as part of cash flows from investing activities. Please describe to us how you have concluded that these payments represent cash outflows for investing activities under FASB ASC 230-10-45-13.

Note 1 – Operations and Significant Accounting Polices, page, 57

Revenue Recognition, page 60

2.   You disclose that you record service revenue related to the sale of sports medicine allograft tissue in accordance with the contractual terms of your agreement with MTF, net of amortization of the acquired assets. Please respond to the following:

- Summarize the significant terms of your Joint Development and Distribution Agreement, Exclusive License and Supply Agreement, and Asset Purchase Agreement.
- Tell us how you determined the allocation of the consideration amongst the agreements.
- Tell us whether you are recognizing revenues on a gross or net basis under the agreements. Discuss your consideration of FASB ASC 605-45-45.
- Tell us how you determine when to recognize revenue for sales related to these agreements. Include a discussion of the accounting literature you relied upon.
- Tell us why you concluded that the distribution and sale of tissue represents a service as opposed to a product sale and include the nature of your performance obligations under the sale arrangements with your customers.
- Revise future filings to clearly describe your revenue recognition policies for sales under the agreements.

Note 4. Goodwill and Other Intangible Assets, page 63

3.   Please tell us where you classify the assets related to your agreements with MTF on the balance sheet and why. Include a discussion of the accounting literature you relied upon. Discuss your inclusion of the disclosure of the agreement in this note on intangible assets and in future filings clarify where you recorded the assets and whether your table of amortization expenses excludes the amortization for the MTF agreement.

Form 10-Q for the Quarterly Period Ended March 31, 2013

Item 1. Financial Statements

Note 7. Goodwill, Other Intangible Assets, and Other Assets, page 8

4.   You disclose that the payment to MTF in 2013 of $34 million related to MTF meeting supply targets. Please summarize the terms regarding the supply targets and discuss why you classified the payment within financing activities on the statements of cash flows. Refer to FASB ASC 230-10-45-15.

Form 8-K filed April 26, 2013

Exhibit 99.1

5.   We see throughout your earnings release that you are referring to EBITDA as a GAAP
measure. Please note that EBITDA is not defined under Generally Accepted Accounting
Principles and is considered a non-GAAP financial measure under Item 10(e) of
Regulation S-K. Accordingly, please revise future discussions to remove the reference to
EBITDA as a GAAP measure.

6.   We see that you are presenting the non-GAAP measure net income before unusual items.
It appears that this measure refers to charges as "unusual" that have recurred within the
prior two years, specifically administrative consolidation costs and legal arbitration costs.
Please tell us how your presentation considers the guidance set forth in *Compliance and
Disclosure Interpretation on Non-GAAP Financial Measures, Question 102.03*. Under
the cited guidance, it is generally not appropriate to refer to a charge as non-recurring,
infrequent or unusual when it is reasonably likely to recur within two years or when there
was a similar charge or gain within the prior two years.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Exchange Act of
1934 and all applicable Exchange Act rules require. Since the company and its management are
in possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company
acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose
the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by
the Commission or any person under the federal securities laws of the United States.

You may contact Kevin Kuhar, Accountant, at (202) 551-3662 or Kate Tillan, Assistant Chief Accountant, at (202) 551-3604 if you have questions regarding comments on the financial statements and related matters. In this regard, do not hesitate to contact me at (202) 551-3671 with any other questions.

Sincerely,

/s/ Kate Tillan for

Martin James
Senior Assistant Chief Accountant